UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month November, 2017

Commission File Number: 001-35289

BURCON NUTRASCIENCE CORPORATION
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F        [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

______

SUBMITTED HEREWITH

Exhibits:

99.1	Interim Financial Statements for the six months ended September 30, 2017 and 2016

99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2017 and 2016

99.3	Certification of Interim Filings dated November 10, 2017 - CEO

99.4	Certification of Interim Filings dated November 10, 2017 - CFO

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

(Registrant)

Date: November 10, 2017	By:	/s/ Dorothy K.T. Law

	Name:	Dorothy K.T. Law
	Title:	Senior Vice-President, Legal and
Corporate Secretary